WICKED BOLD®

VEGAN KITCHEN


SEA SALT
HAZELNUT
WICKED BOLD
VEGAN CHOCOLATE
VEGAN
GLUTEN-FREE
NO ARTIFICIAL INGREDIENTS
CLASSIC DARK
CAYENNE PEPPER



Disclaimer



Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook" (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the debt offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future national growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Information in this presentation contains facts and history of Wicked BOLD, LLC, which holds chocolate sales and the vegan kitchen in Flower Mound, TX. The offering presented is for Wicked BOLD 2, LLC, a vehicle to operate 1-2 Wicked BOLD Vegan Kitchens not currently open.



About
WICKED BOLD

Our family-owned business is on a mission of redefining what it's like to live a Vegan lifestyle. We got started in 2019 with our vegan chocolate brand, Wicked BOLD Vegan Chocolates, and in June of 2021 launched our first Vegan restaurant concept in an affluent Dallas suburb, Wicked BOLD Vegan Kitchen.

Now, we're coming to you: Wicked BOLD 2 LLC is offering investors an opportunity to fund the growth and expand the initial concept of Wicked Bold Kitchen to up to two new locations, while fueling small business and receiving compelling returns in the process.

Wicked BOLD LLC (the sister company, inspiration, and original location in Flower Mound, TX) successfully raised capital on Mainvest and has already commenced repayments ahead of the contractually agreed schedule to our investors after a very successful launch. We have an aggressive growth trajectory and are equipped with a strong & operationally minded team to ensure that we continue to grow our business in a profitable manner.



The Inspiration Behind
Wicked BOLD



Brooklynn
Co-Founder & Managing Partner



Ophelia
SVP of Taste Testing



Landon
SVP of Taste Testing



Deric
Co-Founder & Managing Partner

Deric Cahill is an experienced founder, owner and operator. Most recently, he founded a consumer-focused technology company, eventually partnering with several multi-billion-dollar companies while growing the physical footprint to 15 locations in just 6 months. He was also senior sales consultant with Skaled Consulting as a fractional c-suite sales director for several companies.

In addition to the family behind BOLD, Wicked BOLD corporate has hired a CFO and Head of Marketing to fuel the growth of the brand

Our Reviews

"That caprese salad will likely visit me in my dreams. It was so good, especially considering I'm not vegan and could barely tell a difference between it and the real thing." Lizzie on Yelp

"For our family dinner we decided to try Wicked Bold Vegan Kitchen, and we were not disappointed! The food was so good, creative and seasoned well!" The Wright View on Google

Google Reviews — 4.7/5

Yelp Reviews — 4.5/5

Facebook Reviews — 5/5

"The BLT is my favorite but all of their sandwiches are so good. Would eat Wicked Bold for every meal if I could." Madison on Yelp

"Meal was insanely good. Had a bowl and a sandwich which were both fresh yet hearty. Nosh board was my fav. It had a ton of stuff on it and everything was top notch." Greg on Google



Customer photos on social media & review sites



About Our
HISTORY

2019

It started with a dream

In June, we purchased our first chocolate machine and beans and set out on our three-month adventure to formulate the perfect vegan chocolate. It took dozens of batches to get it perfect, but at the end of September, we sold our first bag at a community event in Irving, Texas

Formation of Wicked BOLD, LLC

Ready to make sales, we formed WICKED BOLD, LLC (TX LLC) on September 2, 2019

Farmers Market Kickoff

In late 2019, we loaded up the truck, set up a booth and started selling! We even had a couple people buy a bag and come back to buy more before they left. We ended selling 30 bags of chocolate and made $169 in revenue. We promptly spent all of the revenue on a celebratory dinner at our favorite restaurant.



2020

Retail to Restaurant

Deric & Brooklynn have always dreamed about opening a community-focused, healthy restaurant. When looking around for a space to expand our chocolate production, the thought popped up of opening a kitchen & non-alcoholic bar in the front of the space & production in the back. Deric thought it would be a good way to bring in some extra revenue to help offset the rent expenses and voila, Wicked BOLD Vegan Kitchen was born.

Chocolate Expansion & Redesign

With chocolate sales and following increasing, Wicked BOLD Chocolates invested heavily in the redesign and branding. A new website, exciting redesigned bags and investing in more machinery brought our brand to the next level!

2021

Wicked Bold Kitchen Starts!

The hunt began to find a location for our first location. For the first location, we were looking for a smaller, affordable space in a middle-upper class neighborhood with a heavy concentration of our target market.

Construction Begins!

Starting from a blank canvas, construction began on a rapid 6-month journey, significantly faster than the average restaurant opening timeline. Kitchen in the front & production in the back, we wrapped up construction in early June 21



Grand Opening!

On June 11, 2021, Wicked BOLD Vegan Kitchen opened! The whole family was in attendance and our first customers were thrilled with our offerings, flavor and space!

Going Viral!

In April 2021, a video on TikTok @BoldFam went viral with over 25 million views. Chocolate sales soared and we were sold out for weeks as chocolate production ran around the clock. Today, we post videos for our 146,000 followers and connect with them – many of which have visited our kitchen or purchased chocolate

2022

Kitchen Openings & Equity Fundraising*

In 2022, we hope to open 1-2 WBVK, depending on the fundraise amount. Once open, we plan to begin exploring an equity/SAFE fundraise

Thoughts to the future*

After working out all operational issues, tinkering with the menu and optimizing operations, we're now focused on opening location 2, 3 and beyond!
Exploring financing options, we settled on Mainvest to offer investors an opportunity to fund the growth and expand the initial concept of Wicked Bold Kitchen, while fueling small business and receiving compelling returns in the process.

2023 & Beyond!

Expansion Continues

Moving forward, we aim to open 7-10 locations per year and expand outside of Texas in 2023

*All future events are not guaranteed. Please refer to the Disclaimer information at the start of this presentation



Future Plans of
Wicked BOLD Brands



Wicked BOLD 2, LLC is aiming to open 1-2 Wicked BOLD Vegan Kitchens in 2022. Growing off the success of the original location, we'll be tweaking a few points to ensure quick openings and profitable restaurants



2nd Gen Restaurant

Unlike a brand-new buildout as the original WBVK was, we'll be searching for a 2nd generation space to avoid plumbing, electrical and heavy reworking renovations



Larger Space

The current WBVK has a smaller capacity of 30-40 people, which at times is a constraint. Customer feedback has been aligned with our internal views as a larger, more open space is needed. We currently generate sales of approx. $240-$270/sq ft and project that the sales per sq ft will remain steady with a larger space



Experience & Buying Power

With kinks being worked out at the original WBVK, we anticipate fewer learning experiences moving forward. We also aim to hire an experienced manager to oversee all locations. Lastly, lower food and beverage COGS will make each location more profitable as we build scale

Future Plans of
Wicked BOLD Brands



$4,500,000
$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
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$500,000
$-
2020
2021
2022
2023
2024
Wicked Bold, LLC
Wicked Bold 2, LLC
Future Wicked Bold Locations

WICKED BOLD VEGAN CHOCOLATES

2021 YTD Revenues Appx. $88,000, which includes Chocolate Jan-June and the WBVK Original Location June-Aug. 2021 Annual projections: $160,000

Vegan is rapidly expanding; and here to stay!

Vegan has never been hotter! Searches have soared over the past few years and our brand appeals to not only vegans, but vegetarians, flexitarians, vegan-curious and health-conscious consumers



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Sober living has also accelerated and created booming companies never dreamed of just a few years ago. Seedlip and Ritual Zero Proof are just two of the non-alcoholic spirits acquired by billion-dollar brand, Diego in the last 24 months.



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WICKED BOLD VEGAN CHOCOLATES



In the Press



VegNews.com

"DALLAS IS GETTING ITS FIRST SOBER VEGAN CHARCUTERIE BAR "

https://vegnews.com/2021/3/dallas-first-sober-vegan-charcuterie-bar



CommunityImpact.com

"Wicked Bold Vegan Kitchen bringing mocktails, plant-based dining to Flower Mound"

https://communityimpact.com/dallas-fort-worth/lewisville-flower-mound-highland-village/impacts/2021/03/24/wicked-bold-vegan-kitchen-bringing-mocktails-plant-based-dining-to-flower-mound/



FoodIsPower.com

Food Empowerment Vegan & Ethical Chocolate Recognition

https://foodispower.org/chocolate-list/



Interested in investing, but have more questions?

Reach out to Deric@WickedBOLD.com

To attend our virtual Investor Forum, email Josh@WickedBOLD.com to reserve your space! Attendance is limited!